Mail Stop 6010

August 14, 2007

Pierre-Jean Sivignon
Executive Vice President and Chief Financial Officer
Koninklijke Philips Electronics N.V.
Breitner Center, Amstelplein 2,
1096 BC Amsterdam, The Netherlands

>   **Re: Koninklijke Philips Electronics N.V.**
>   **Form 20-F for the fiscal year ended December 31, 2006**
>   **File No. 001-05146-01**

Dear Mr. Sivignon:

        We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Martin James
                                        Senior Assistant Chief Accountant